5100 W. Copans Rd. Suite 710  Margate, FL 33063     Phone 954-974-5818  Fax 954-974-5720

www.medianetgroup.com     www.bsprewards.com     www.doodyville.com     www.brandaport.com

March 4, 2009

Mr. Brian V. McAllister

Staff Accountant

US Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Medianet Group Technologies, Inc

Form 10-KSB for Fiscal Year Ended December 31, 2007

Filed April 11, 2008

File No. 0-49801

Dear Mr. McAllister:

As per our conversation of yesterday morning, this is to note your agreement to an additional ten (10) business days in which to answer your request for additional information as requested in your letter dated January 26, 2009. This would now be due March 20, 2009. Again, thank you for your courtesy and patience in this matter.

Sincerely

Alfred Fernandez

Chief Financial Officer